                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 5)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934/1/


                                 METRICOM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  591596 10 1
                                (CUSIP Number)


                                                 With a copy to:
                                                 --------------
      William D. Savoy                            Alvin G. Segel
   Vulcan Northwest, Inc.                      Irell & Manella LLP
   110 110th Avenue, N.E.                    1800 Avenue of the Stars
         Suite 550                                  Suite 900
 Bellevue, Washington 98004                Los Angeles, California 90067
    Tel:  (206) 453-1940                       Tel:  (310) 277-1010
    Fax:  (206) 453-1985                       Fax:  (310) 203-7199
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                January 30, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 8 Pages)

---------------------
 /1/     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
CUSIP NO.  591596 10 1                13D                  PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Vulcan Ventures Incorporated

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) or 2(e)                                                    [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Vulcan Ventures Incorporated is a Washington corporation

------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7
     NUMBER OF            9,121,745

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8
                          n/a
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9
    REPORTING             9,121,745

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH         10
                          n/a
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11
      9,121,745

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
13
      49.61%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*:
14
      Vulcan Ventures Incorporated -- CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------------                                  ---------------------
CUSIP NO.  591596 10 1                  13D                PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Paul G. Allen

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) or 2(e)                                                    [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Paul G. Allen is a U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7
                          9,146,745 (25,000 of which are held directly by Paul
                          G. Allen and the remaining 9,121,745 are held by
     NUMBER OF            Vulcan Ventures)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8
                          n/a
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9
    REPORTING             9,146,745 (25,000 of which are held directly by Paul
                          G. Allen and the remaining 9,121,745 are held by
      PERSON              Vulcan Ventures)

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
                   10
                          n/a
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11
      9,146,745

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
13
      49.74%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*:
14
      Paul G. Allen -- IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------------                                  ---------------------
CUSIP NO.  591596 10 1                13D                  PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

     This Amendment No. 5 to Schedule 13D relates to shares of common stock of Metricom, Inc. (the "Issuer"). This Amendment No. 5 supplements and amends the initial statement on Schedule 13D dated November 10, 1993 (the "Initial Statement"), as amended by Amendment No. 1 thereto dated March 8, 1995, Amendment No. 2 thereto dated September 25, 1997, Amendment No. 3 thereto dated October 13, 1997, and Amendment No. 5 thereto dated November 18, 1997, filed by Vulcan Ventures Incorporated ("Vulcan Ventures") and Mr. Paul G. Allen (together with Vulcan Ventures, the "Reporting Persons"). This Amendment No. 5 is being filed to report the completed acquisition by the Reporting Persons of certain of the shares of the Issuer.

Item 3.  Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

         Item 3 of the Initial Statement as heretofore amended is hereby amended further by adding the following:

         On January 30, 1998, Vulcan Ventures completed its purchase of 4,650,000 shares (the "Shares") of the Issuer from the Issuer pursuant to a Stock Purchase Agreement dated October 10, 1997. Vulcan Ventures purchased the Shares for a consideration of $12.00 per share. The aggregate amount of funds used by Vulcan Ventures in purchasing the Shares was $55,800,000, the sole source of which was working capital of Vulcan Ventures.

Item 5.  Interest in Securities of the Issuer
------   ------------------------------------

         Item 5 of the Initial Statement is hereby amended and restated in its entirety as follows:

       (a) Aggregate Number of Shares of Common Stock of the Issuer Beneficially
       Owned:  9,121,745.

           Percentage of Common Stock of the Issuer Owned (based on 18,388,136 shares outstanding of common stock as of November 11, 1997, after giving
       effect to the issuance of the Shares):    49.61%

       (b) Sole Voting Power                   9,121,745
           Sole of Dispositive Power:          9,121,745
           Shared Voting Power                   -0-
           Shared Dispositive Power:             -0-

       (c) No transactions in the class of securities reported on were effected the past sixty days except as described above.

       (d) Not applicable

       (e) Not applicable

     To the best knowledge of Vulcan Ventures, its directors, executive officers and controlling persons beneficially own the following shares of the Issuer:

     Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures
- 9,146,745 shares (which includes the 9,121,745 shares owned by Vulcan
Ventures).

     William D. Savoy, Director and Vice President of Vulcan Ventures, and Bert
E. Kolde, Director and Vice President of Vulcan Ventures, do not own any shares of the Issuer.

-----------------------                                  ---------------------
CUSIP NO.  591596 10 1                13D                  PAGE 5 OF 8 PAGES
-----------------------                                  ---------------------


ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

     1. Stock Purchase Agreement dated October 10, 1997 between Vulcan Ventures and the Issuer.*

     2. Durable Special Power of Attorney, dated September 25, 1997, granted by Paul G. Allen to William D. Savoy.**



*  Previously filed with Amendment No. 3 to Schedule 13D dated October 13, 1997.

** Previously filed with Amendment No. 2 to Schedule 13D dated September 25,
1997.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    VULCAN VENTURES INCORPORATED


February 4, 1998
                                    By: /s/ William Savoy
                                       _____________________________
                                       William Savoy, Vice President

-----------------------                                  ---------------------
CUSIP NO.  591596 10 1                13D                  PAGE 6 OF 8 PAGES
-----------------------                                  ---------------------


Item 3.  Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

         Item 3 of the Initial Statement as heretofore amended is hereby amended further by adding the following:

         On January 30, 1998, Vulcan Ventures completed its purchase of 4,650,000 shares (the "Shares") of the Issuer from the Issuer to a Stock Purchase Agreement dated October 10, 1997. Vulcan Ventures purchased the Shares for a consideration of $12.00 per share. The aggregate amount of funds used by Vulcan Ventures in purchasing the Shares was $55,800,000, the sole source of which was working capital of Vulcan Ventures.

Item 5.  Interest in Securities of the Issuer
------   ------------------------------------

         Item 5 of the Initial Statement is hereby amended and restated in its entirety as follows:

            (a) Aggregate Number of Shares of Common Stock of the Issuer
          Beneficially Owned:   This amount includes: (i) 9,121,745 shares
          directly owned by Vulcan Ventures and (ii) 25,000 shares directly owned by Paul G. Allen.

               Percentage of Common Stock of the Issuer Owned (based on 18,388,136 shares outstanding of common stock as of November 11, 1997, after giving effect to the issuance of the Shares): 49.74%

          (b)  Sole voting Power          9,146,745
               Sole Dispositive Power:    9,146,745
               Shared Voting Power          -0-
               Shared Dispositive Power:    -0-

          (c) No transactions in the class of securities reported on were effected during the past sixty days except as described above.

          (d)  Not applicable

          (e)  Not applicable


ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

         1. Stock Purchase Agreement dated October 10, 1997 between Vulcan Ventures and the Issuer.*

         2. Durable Special Power of Attorney, dated September 25, 1997, granted by Paul G. Allen to William D. Savoy.**


*  Previously filed with Amendment No. 3 to Schedule 13D dated October 13, 1997.

** Previously filed with Amendment No. 2 to Schedule 13D dated September 25,
1997.


                                   SIGNATURE

-----------------------                                  ---------------------
CUSIP NO.  591596 10 1                13D                  PAGE 7 OF 8 PAGES
-----------------------                                  ---------------------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 4, 1997                         Paul G. Allen

                                         By: /s/ William Savoy
                                            _______________________________
                                         William Savoy, Attorney in Fact
                                              for Paul G. Allen

-----------------------                                  ---------------------
CUSIP NO.  591596 10 1                13D                  PAGE 8 OF 8 PAGES
-----------------------                                  ---------------------


                                    EXHIBITS
                                    --------

          1. Stock Purchase Agreement dated October 10, 1997 between Vulcan Ventures and the Issuer.*

          2. Durable Special Power of Attorney, dated September 25, 1997, granted by Paul G. Allen to William D. Savoy.**



*  Previously filed with Amendment No. 3 to Schedule 13D dated October 13, 1997.

** Previously filed with Amendment No. 2 to Schedule 13D dated September 25,
1997.